Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Yum China Holdings, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-214053) on Form S-8 and the registration statement (No. 333-223274) on Form S-3 of Yum China Holdings, Inc. of our report dated February 27, 2020, with respect to the consolidated balance sheets of Yum China Holdings, Inc. as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the effectiveness of internal control over financial reporting as of December 31, 2019, which report appears in the December 31, 2019 annual report on Form 10-K of Yum China Holdings, Inc.

Our report refers to a change to the method of accounting for leases in 2019.

/s/ KPMG Huazhen LLP

Shanghai, China

February 27, 2020